UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	ADDENDUM TO THE SHAREHOLDERS’ AGREEMENT OF ULTRAPAR PARTICIPAÇÕES S.A.

ADDENDUM TO THE SHAREHOLDERS’ AGREEMENT OF ULTRAPAR PARTICIPAÇÕES S.A.

By the present private instrument and in the best terms of the law,

  ULTRA S.A. PARTICIPAÇÕES, a corporation with headquarters at Avenida Brigadeiro Luís Antônio, No. 1,343, in the City of São Paulo, State of São Paulo, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 54.041.439/0001-91, herein represented pursuant to its by-laws (“Ultra”);

2.PARTH DO BRASIL PARTICIPAÇÕES LTDA., a limited liability company with headquarters at Rua Visconde de Pirajá, No. 547, Room 1,115 (part), Ipanema, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 20.992.266/0001- 75, herein represented pursuant to its articles of association (“Parth”);

3.ANA MARIA LEVY VILLELA IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in the XXX (“Ana Maria”);

4.FABIO IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in the XXX (“Fabio”);

5.MÁRCIA IGEL JOPPERT, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in the XXX (“Márcia”);

6.ROGÉRIO IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in the XXX (“Rogério”);

7.JOYCE IGEL DE CASTRO ANDRADE, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in the XXX (“Joyce”);

8.LUCIO DE CASTRO ANDRADE FILHO, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Lucio”);

9.CHRISTY PARTICIPAÇÕES LTDA., a limited liability company, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Pirajá, No. 351, rooms 916 and 917, registered with CNPJ/MF under No. 33.363.896/0001-22, herein represented in accordance with its articles of association (“Christy”);

10.HÉLIO MARCOS COUTINHO BELTRÃO, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Hélio”);

11.BRUNO IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX(“Bruno”);

12.ANA ELISA ALVES CORRÊA IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Ana Elisa”);

13.MARIA TERESA IGEL, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Maria Teresa”);

14.ROBERTO DE CASTRO ANDRADE, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Roberto”);

15.BETTINA DE CASTRO ANDRADE GASPARIAN, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Bettina”);

16.ROBERTA JOPPERT FERRAZ, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Roberta”);

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17.SANDRA JOPPERT, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Sandra”);

18.IGELPAR PARTICIPAÇÕES S.A., a corporation, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 1343, 5th floor, Bela Vista, ZIP Code 01317-001, registered with CNPJ/MF under No. 34.622.819/0001-02, herein represented in accordance with its bylaws (“IgelPar”);

19.PÁTRIA PRIVATE EQUITY VI FIP MULTIESTRATÉGIA, a private equity investment fund, registered with CNPJ/MF under No. 29.447.049/0001-79, represented by its manager and administrator Pátria Investimentos Ltda., headquartered in the City of São Paulo, State of São Paulo, at Avenida Cidade Jardim, No. 803, 8th floor, room A, ZIP Code 01453-000, registered with CNPJ/MF under No. 12.461.756/0001-17, herein represented in accordance with its articles of association (“FIP Pátria”);

20.MARCOS MARINHO LUTZ, Brazilian, XXX, XXX, holder of identity card RG No. XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Marcos”);

21.RENATO DE TOLEDO PIZA FERRAZ, Brazilian, XXX, XXX, holder of identity card XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Renato”);

22.BETTINA IGEL HOFFENGBERG, Brazilian, XXX, XXX, holder of identity card No. XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX , herein represented by her attorney-in-fact, Mr. Jean Pierre Roy Jr., Brazilian, XXX, XXX, holder of identity card XXX, registered with CPF under No. XXX, with office in XXX (“Bettina Igel”);

23.JENNINGS LUIS IGEL HOFFENBERG, Brazilian, XXX, XXX, holder of identity card RG No. XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Jennings”);

24.PEDRO IGEL DE BARROS SALLES, Brazilian, XXX, XXX, holder of identity card No. XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Pedro Igel”); and

25.VENUS QUARTZ LLC, a company duly incorporated and existing under the laws of Delaware, United States of America, with headquarters at c/o Withers Bergman LLP, 430 Park Avenue, 9th floor, New York, NY 10022, United States of America, herein represented by its attorney-in-fact, Mr. Jean Pierre Roy Jr., as qualified above (“Venus” and, together with Ultra, Parth, Ana Maria, Fabio, Márcia, Rogério, Joyce, Lucio, Pedro, Christy, Hélio, Bruno, Ana Elisa, Maria Teresa, Roberto, Bettina, Roberta, Sandra, IgelPar, FIP Pátria, Marcos, Renato, Bettina Igel, Jennings and Pedro Igel, the “Parties” and, individually, a “Party”)

And additionally, as Joining Shareholders:

26.CRISTIANA COUTINHO BELTRÃO, Brazilian, XXX, XXX, holder of identity card No. XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Cristiana”); and

27.MARIA BELTRÃO SALDANHA COELHO, Brazilian, XXX, XXX, holder of identity card No. XXX, issued by XXX, registered with CPF/MF under No. XXX, residing and domiciled in XXX (“Beltrão”).

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PREAMBLE

WHEREAS, on August 15, 2022, the Parties entered into the Shareholders’ Agreement of Ultrapar Participações S.A. (“Shareholders’ Agreement”);

WHEREAS, on December 26, 2025, an Extraordinary General Meeting of Ultra was held, in which, among other resolutions, the creation of a class of redeemable preferred shares was approved, as well as the determination of their characteristics and a capital increase of Ultra through the issuance of redeemable preferred shares;

WHEREAS, considering the Migration Right provided for in Clause Nine of the Shareholders’ Agreement and that all Ultra shareholders, in addition to usufructuaries and trustees, as applicable, hold redeemable preferred shares, the Parties wish to amend Clause Nine of the Shareholders’ Agreement to regulate the rules applicable to exchanges arising from the Migration Right of Holding Partners;

WHEREAS, Ms. Cristiana and Ms. Maria Beltrão, together with Mr. Hélio, are partners of Christy, a shareholder of the Company, and since Christy declared dividends to be distributed to its partners, Ms. Cristiana, Ms. Maria Beltrão, and Mr. Hélio will receive redeemable preferred shares issued by Ultra as payment for part of the declared dividends, the Parties wish to reflect the entry and adherence of Ms. Cristiana and Ms. Maria Beltrão to the Shareholders’ Agreement;

WHEREAS Ultra Partner Pedro Wongtschowski, on December 23, 2025, transferred the entirety of their equity interest in Ultra to Ultra Partners Christy, Márcia, Roberta, Sandra, Fabio, IgelPar, Ana Elisa, Marcos, and Renato, in accordance with Clause Nine of the Shareholders’ Agreement, and thereby ceased to be a party thereto.

NOW, THEREFORE, the Parties resolve to execute this Addendum to the Shareholders’ Agreement of Ultrapar Participações S.A. (“Addendum”), under the terms and conditions set forth below, for the purposes and effects of Article 118 of the Brazilian Corporations Law 6,404/76 (“Brazilian Corporations Law”).

1.DEFINITIONS

1.1.     Capitalized terms used herein, in the singular or plural, shall have the meanings assigned to them in the Shareholders’ Agreement, except as expressly defined otherwise in this Addendum.

2.AMENDMENT TO CLAUSE NINE OF THE AGREEMENT

2.1.        The Parties agree to amend Clause Nine of the Shareholders’ Agreement to include the following:

“9.8. While Redeemable Preferred Shares issued by Ultra remain outstanding, approved, subscribed, and issued under the minutes of the Extraordinary General Meeting of Ultra held on December 26, 2025 (the “Preferred Shares”), the exchange of shares in the Migration process shall observe the following:

9.8.1. If Migration occurs between Holding Partners, under Clause 9.5 above, the terms of such exchange shall be freely negotiated among the Holding Partners involved in the Migration, including whether the exchange will or will not include Preferred Shares of the Holding Partner initiating the Migration.

9.8.2. If Migration is carried out, in whole or in part, through an exchange by Ultra, under Clauses 9.6 and 9.7 above, as a condition and concurrently with the transfer, redemption, cancellation of Linked Shares, or by any other means, (i) Ultra shall mandatorily exercise the option to purchase all Preferred Shares held by the respective Holding Partner who initiated the Migration (or by the usufructuary or trustee of the Linked Shares whose dividends were used to subscribe Preferred Shares, if applicable) for the fixed and agreed price of BRL 1.00 (one real) for all Preferred Shares owned by such Holding Partner (or by the usufructuary or trustee who subscribed them); and (ii) such Holding Partner, or the usufructuary or trustee of the Linked Shares subject to the Migration, as the case may be, who holds dividends declared on December 26, 2025 and unpaid at the time of the Migration, shall expressly, irrevocably and irretractably waive, before Ultra, the right to receive such unpaid dividends, it being understood that both conditions (i) and (ii) for implementing the Migration aim to balance the right to receive dividends between the Holding Partners migrating their participation and the other Holding Partners remaining in the Holding’s shareholding structure. The Preferred Shares acquired by Ultra as a result of the exercise of the purchase option shall be allocated to its treasury and subsequently canceled.”

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3.AMENDMENT TO THE PREAMBLE OF THE SHAREHOLDERS’ AGREEMENT

3.1.        The Parties agree to amend the preamble to reflect the entry of Ms. Cristiana and Ms. Maria Beltrão as shareholders of Ultra, it being understood that Ms. Cristiana and Ms. Maria Beltrão join the Shareholders’ Agreement for all purposes and rights and hereby adhere to and fully agree with all of its terms and conditions.

3.2.       As a result of the entry of Ms. Cristiana and Ms. Maria Beltrão, any reference to Holding Partners shall also include Ms. Cristiana and Ms. Maria Beltrão.

4.GENERAL PROVISIONS

4.1.        The subscribers of the Preferred Shares issued by Ultra, approved, subscribed and issued pursuant to the minutes of the Extraordinary General Meeting of Ultra held on December 26, 2025 (the “Preferred Shares”), hereby grant Ultra an option to purchase all of the Preferred Shares held by them, which shall be exercised under the terms and at the exercise price set forth in Clause 9.8.2 of the Shareholders’ Agreement, as amended by this Addendum.

4.2.        The Parties fully undertake to comply with and are bound by the rights and obligations set forth in the Shareholders’ Agreement, as amended by this Addendum, and agree to comply with all rules stipulated in the Shareholders’ Agreement, including, but not limited to, Clause 9.8.

4.3.        All other clauses and conditions of the Shareholders’ Agreement remain in full force and effect (except for the amendments expressly provided for in this Addendum), it being understood that this Addendum forms an integral part of and shall be read and interpreted together with the Shareholders’ Agreement as if fully set forth therein.

4.4.        This Addendum shall be binding upon the Parties and their successors and permitted assigns, regardless of title.

4.5.        In the event of any conflict between this Addendum and the Shareholders’ Agreement, the provisions of this Addendum shall prevail.

4.6.    This Addendum shall be governed by the laws of the Federative Republic of Brazil, in accordance with the provisions of Article 118 of the Brazilian Corporations Law.

This Addendum is executed in three (3) counterparts of equal content and form, in the presence of the two witnesses whose signatures appear below.

São Paulo, December 26, 2025.

(remainder of this page intentionally left blank)

(signature page follows)

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(page 1/2 of signatures of the Addendum to the Shareholders’ Agreement of Ultrapar Participações S.A.)

ULTRA S.A. PARTICIPAÇÕES	PARTH DO BRASIL PARTICIPAÇÕES LTDA.
ANA MARIA LEVY VILLELA IGEL	FABIO IGEL

MÁRCIA IGEL JOPPERT	ROGÉRIO IGEL

JOYCE IGEL DE CASTRO ANDRADE	LUCIO DE CASTRO ANDRADE FILHO

MARCOS MARINHO LUTZ	CHRISTY PARTICIPAÇÕES LTDA.

HÉLIO MARCOS COUTINHO BELTRÃO	BRUNO IGEL

ANA ELISA ALVES CORRÊA IGEL	MARIA TERESA IGEL

ROBERTO DE CASTRO ANDRADE	BETTINA DE CASTRO ANDRADE GASPARIAN

ROBERTA JOPPERT FERRAZ	SANDRA JOPPERT

IGELPAR PARTICIPAÇÕES S.A.	PÁTRIA PRIVATE EQUITY VI FIP MULTIESTRATÉGIA

RENATO DE TOLEDO PIZA FERRAZ

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(page 2/2 of signatures of the Addendum to the Shareholders’ Agreement of Ultrapar Participações S.A.)

BETTINA IGEL HOFFENGBERG	JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES	VENUS QUARTZ LLC

Joining Shareholders:

CRISTIANA COUTINHO BELTRÃO	MARIA BELTRÃO SALDANHA COELHO

Witnesses:

Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer